04001594

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL FEB 02 2004

REPORT FOR THE PERIOD BEGINNING 12/01/02 (MM/DD/YY) AND ENDING 11/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Popular Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 1020, Popular Center Building, 208 Ponce de León Avenue
(No. and Street)

Hato Rey (City) Puerto Rico (State) 00918-1000 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers
(Name – *if individual, state last, first, middle name*)

254 Muñoz Rivera Avenue (Address) Rio Piedras (City) Puerto Rico (State) 00918 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

OATH OR AFFIRMATION

Affidavit Núm. 904

I, Kenneth W. McGrath of legal age, married and a resident of San Juan, Puerto Rico, his capacity as President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Popular Securities, Inc., as of January 26, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Popular Securities, Inc.

(a wholly-owned subsidiary of Popular, Inc.)

Statement of Financial Condition

November 30, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
254 Munoz Rivera Avenue
BBV Tower, 9th Floor
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Auditors

To the Board of Directors of
Popular Securities, Inc.

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of Popular Securities, Inc. (the "Company") (a wholly-owned subsidiary of Popular, Inc.) at November 30, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this Statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall Statement of Financial Condition presentation. We believe that our audit of the Statement of Financial Condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 23, 2004

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2004
Stamp 1935538 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Popular Securities, Inc.
(a wholly-owned subsidiary of Popular, Inc.)
Statement of Financial Condition
November 30, 2003

(Dollars in thousands, except share data)

Assets		
Cash	$	4,504
Funds held in segregation		222
Securities purchased under agreements to resell		788,814
Securities owned, at fair value		
Pledged securities with creditors' right to repledge		192,932
Other marketable securities		48,241
Receivables from brokers, dealers and counterparties		4,537
Accrued interest receivable		5,618
Fixed assets		1,566
Deferred tax asset, net		1,727
Other assets		1,010
Total assets	$	1,049,171
Liabilities and Stockholder's Equity		
Securities sold under agreements to repurchase	$	955,775
Payables to brokers, dealers and counterparties		2,549
Accrued interest payable		3,685
Accrued employee compensation and benefits		4,542
Deferred compensation		3,952
Income tax payable		1,653
Subordinated borrowings		20,000
Other liabilities		3,202
Total liabilities		995,358
Commitments (Note 12)		
Total stockholder's equity		53,813
Total liabilities and stockholder's equity	$	1,049,171

The accompanying notes are an integral part of this statement of condition.

(Dollars in thousands, except share data)

1. Nature of Business and Summary of Significant Accounting Policies

Popular Securities, Inc. (the "Company") is engaged in investment banking, brokerage and financial advisory services and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates principally in the Commonwealth of Puerto Rico and is a wholly-owned subsidiary of Popular, Inc.

The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934 and claims exemption under Section (k)(2)(ii) of the reserve requirement under SEC Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an eligible similar institution under Regulation 5105.

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP) and industry practices. Following is a description of the more significant accounting policies followed by the Company:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Income Recognition

Securities owned transactions are recorded on the trade date, as if they had settled. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis for the institutional division and on a settlement-date basis for the retail division. The difference between the settlement date basis used for the retail division and the trade date basis required by GAAP is not material. Investment banking revenue is recorded as follows: 1) underwriting fees at the time the underwriting is completed and income is reasonably determinable, 2) corporate finance advisory fees as earned, according to the terms of the specific contracts and 3) sales concessions on a trade-date basis.

Securities Owned

Securities owned are valued at market or estimated fair value, if market value is not readily determinable. Unrealized gains and losses on securities, including forward, futures and options contracts, if any, are reflected in the Statement of Income.

Securities Purchased/Sold Under Agreements to Resell/Repurchase

Repurchase and resale agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements.

It is the Company's policy to take possession of securities purchased under resale agreements and such collateral is not reflected in the financial statements. The Company monitors the market value of the securities received as collateral under the resale agreements as compared to the related receivable, including accrued interest, and requests additional collateral when deemed appropriate.

The Company maintains control over the securities sold under repurchase agreements. The securities pledged as collateral under such agreements are included in the financial statements.

Receivables and Payables to Brokers, Dealers and Counterparties
Accounts receivable and payable to brokers, dealers and counterparties include principally amounts due on transactions. As of November 30, 2003, the receivable amount also included $3,272 of fails to deliver and $353 of trade date adjustments, while the payable amount included $1,752 of fails to receive.

Fixed Assets
Fixed assets are composed of furniture, equipment and leasehold improvements. Furniture and equipment, are initially recorded at cost and depreciated using the straight-line method over the estimated useful life of the related assets (between 3 and 10 years). Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes
A deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences. A related valuation allowance is recognized when it is more likely than not that the deferred tax asset will not be realized. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled.

Temporary differences giving rise to deferred tax assets and liabilities are attributable to deferred compensation, net unrealized gains and losses on securities owned and other revenues and expenses which are reported for tax purposes in different years than for financial reporting purposes.

2. Securities Owned

Securities owned, at market value, as of November 30, 2003 were as follows:

Money market instruments	$	14,979
United States Government and its Agencies		170,849
State and municipal governments		13,844
Corporate and other securities		41,501
	$	241,173

3. Securities Purchased Under Agreements to Resell

The securities underlying the agreements to resell were delivered to, and are held by, the Company. The counterparties to such agreements maintain effective control over such securities. Although the Company is permitted by contract or custom to repledge the securities, it has agreed to resell to the counterparties the same or substantially similar securities at the maturity of the agreements.

The fair value of the collateral securities received by the Company on these transactions as of November 30, 2003 were as follows:

Repledged	$ 803,882
Not repledged	34,673
	$ 838,555

The repledged securities were used as underlying securities for securities sold under agreements to repurchase.

4. Securities Sold Under Agreements to Repurchase

The following table summarizes certain information on securities sold under agreements to repurchase as of November 30, 2003.

Securities sold under agreements to repurchase	$ 955,775
Maximum aggregate balance outstanding at any month-end	$ 1,215,411
Average monthly aggregate balance outstanding	$ 1,101,542
Weighted average interest rate:	
At November 30, 2003	2.66%
For the year	2.68%

5. Subordinated Borrowings

The Company has a revolving subordinated loan agreement with Popular, Inc. maturing on April 1, 2007. Under the agreement, the Company may borrow up to $50,000. The interest rate on this loan is adjusted quarterly to the comparable floating spread for three-months LIBOR (1.17% at November 30, 2003) plus 12.5 basis points. All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule. At November 30, 2003, the Company has borrowings outstanding under this agreement amounting to $20,000.

The movement of subordinated borrowings for the year ended November 30, 2003 was as follows:

Balance at December 1, 2002	$ 10,000
Issuance of subordinated borrowing	48,000
Payment of subordinated borrowings	(38,000)
Balance at November 30, 2003	$ 20,000

The Company paid its parent a total of $471 in interest related to borrowings under this agreement during the year ended November 30, 2003.

6. Deferred Compensation

The Company sponsors two different non-qualified deferred compensation plans (the "Plans") for a select group of employees of its institutional division ("Plan A") and retail division ("Plan B") to defer their incentive performance bonus. Participation in the Plans is required and automatic if certain criteria are met.

Plan A
Under the deferred compensation plan for the institutional division employees, participants are required to defer a portion of their incentive performance bonus. The amount deferred and interest thereon are paid to participants as follows: (a) 50% on or before January 31 of the second fiscal year following the fiscal year for which such amounts were contributed and (b) 50% on or before January 31 of the third fiscal year following the fiscal year for which such amounts were contributed.

Total liability as of November 30, 2003 related to this plan amounted to $3,057.

On October 22, 1999 the Company created a trust (the "Trust") to invest the amount deferred under Plan A, if so elected by the participant. The Trust's assets are subject to the claims of the Company's creditors in the event of the Company's insolvency until paid to Plan A participants at such times as specified above.

The principal balance held by the Trust and any realized and unrealized appreciation are exclusively for the benefit of Plan A's participants.

As of November 30, 2003, the Trust had 24,300 shares of common stock of Popular, Inc. These shares are carried as treasury stock in the Statement of Financial Condition, at cost.

Plan B
Under the deferred compensation plan for the retail division employees, the participants' incentive performance bonus must be deferred completely. The principal and interest thereon have a vesting period as determined by the board of directors of the Company for each year. The interest on the principal amount deferred is the result of earnings of the investment of such principal in certain financial instruments as defined by Plan B.

Total plan liability as of November 30, 2003 amounted to $895 and is included as deferred compensation in the Statement of Financial Condition.

7. Employee Benefit Plan

The Company maintains a contributory savings plan which is available to employees with more than three months of service. Company contributions include a matching contribution and an additional discretionary profit sharing contribution. Employees are fully vested on these contributions after five years of service.

8. Income Taxes

Temporary differences which give rise to the deferred tax asset at November 30, 2003, are as follows:

Deferred tax asset		
Deferred compensation	$	1,605
Other reserves		147
		1,752
Deferred tax liability		
Net unrealized gains on securities owned		25
Net deferred tax asset	$	1,727

9. Financial Instruments

Generally, the majority of the Company's financial assets and liabilities are either valued at market or estimated fair value or, because of their short-term nature, their carrying values approximate fair value. Fair values for financial instruments are based on quoted market prices, quoted prices for similar financial instruments or various pricing models based on discounted anticipated cash flows. The fair value of the subordinated borrowings is close to the carrying value due to the short-term repricing period of three months.

Transactions involving financial instruments sold, not yet purchased, entail an obligation to purchase a financial instrument at a future date. The Company may incur a loss if the market value of the financial instrument subsequently increases prior to the purchase of the instrument.

10. Derivative Activities

Derivative contracts are financial instruments, such as futures, forwards, swaps or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

Most of the Company's derivative transactions are entered into for trading purposes. The Company uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as a means of risk management.

By using derivative instruments, the Company exposes itself to credit and market risk. If a counterparty fails to fulfill its performance obligation under a derivative contract, the Company's credit risk will equal the fair-value gain in a derivative. Generally, when the fair value of a derivative contract is positive, this indicates that the counterparty owes the Company, thus creating a repayment risk for the Company. The repayment risk is minimized by requiring posting of collateral within certain thresholds. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, assumes no repayment risk.

The notional amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration.

As of November 30, 2003, the Company had two interest rate swap contracts outstanding with notional amounts of $32,507 each both maturing on March 30, 2008. Market value changes on these swaps are recognized in income in the period that such changes occur. Included in the Statement of Financial Condition as securities and other liabilities are the derivative asset and liability of $414, respectively, related to the fair value of the aforementioned interest rate swaps.

The Company entered into mortgage-backed securities (TBA's) for trading purposes. The gross notional amounts of these forward commitments to sell as of November 30, 2003 amounted to $94,200 and the gross notional amount of the commitments to purchase amounted to $11,000. The fair value of these derivative financial instruments was $99 at November 30, 2003.

11. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Also, the Company's main business is with individual customers and corporations in Puerto Rico.

12. Commitments

At November 30, 2003, the Company has obligations under a number of noncancelable leases, with affiliates, for office space which required rental payments as follows:

Year	Minimum Payments
2004	$ 621
2005	581
2006	379
2007	297
2008 and thereafter	339
	$ 2,217

Certain agreements are subject to periodic escalation charges for increases in real estate taxes and other occupancy charges.

13. Clearance Agreements

The Company has clearing and custody agreements with Credit Suisse First Boston Corporation ("CSFB"), for its institutional operation ending on November 30, 2003, and Fiserv Securities, Inc. ("FSI"), for its retail brokerage operation. Starting on December 1, 2003, the Company's institutional division will operate as a self-clearing division. CSFB and FSI are members of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreements, CSFB and FSI clear and execute the brokerage transactions of the Company's customers on a fully disclosed basis.

14. Guarantees

In November 2002, the Financial Accounting Standards Board issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued or modified after December 31, 2002.

Under the clearance agreements with CSFB and FSI the Company will assume the customer obligations if a customer introduced by the Company defaults. The Company is unable to develop an estimate of the maximum assumptions under these agreements and the probable exposures.

15. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Statement of Financial Condition at November 30, 2003, includes $91,960 in resale agreements with affiliates and $11,000 in repurchase agreements with its parent company.

16. Stock Option Plan

Popular Securities, Inc. participates in Popular, Inc.'s stock option plan, which permits the granting of incentive awards in the form of qualified stock options, incentive stock options, or non-statutory stock options of Popular, Inc. This plan provides for the issuance of Popular Inc.'s common stock at a price equal to its fair market value at the grant date, subject to certain plan provisions. The maximum option term is generally ten years from the date of grant.

Popular, Inc. uses the fair value method of recording stock options as described in Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation". All future stock option grants will be expensed over the stock option vesting period based on the fair value at the date the options are granted.

17. Supplementary Cash Flow Information

During fiscal year 2003, the Company paid interest amounting to $31,109. Income taxes paid during the year amounted to $5,250.

18. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital in accordance with the alternative method of the Rule. Under the alternative method, the Company is required to maintain at all times a net capital equal to the greater of $250 or 2% of aggregate debit items computed in accordance with the Rule. At November 30, 2003, the Company's net capital of $24,601 was $23,768 in excess of required net capital of $833. The Company's ratio of debt to debt equity was 27%, which is below the maximum requirement specified by the Rule.